                                                                  Rule 424(b)(3)
                                                              File No. 333-22237

        PROSPECTUS SUPPLEMENT NO. 1 TO PROSPECTUS DATED APRIL 21, 1997

                                5,413,144 SHARES

                               UGLY DUCKLING LOGO

                                  COMMON STOCK

     This Prospectus Supplement No. 1 to the Prospectus dated April 21, 1997 of Ugly Duckling Corporation (the "Company") relates to the offering of 5,413,144 shares of the Company's Common Stock by persons who have acquired such shares in certain private placement transactions by the Company not involving a public offering and modifies or supplements the Prospectus enclosed herewith.

     The Common Stock is quoted on Nasdaq National Market under the symbol "UGLY". On May 23, 1997, the last reported price of the Common Stock was $16.00 per share.

   SEE "RISK FACTORS" AT PAGE 8 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK
                                OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                            ------------------------

         The date of this Prospectus Supplement No. 1 is May 27, 1997.

                             FINANCIAL INFORMATION

     The following condensed consolidated financial information as of and for the three month period ended March 31, 1997 is added to the Prospectus for the purpose of updating the interim financial information contained therein. See
Note 1 to Condensed Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                        MARCH 31,   DECEMBER 31,
                                                                          1997          1996
                                                                        ---------   ------------
                                                                             (IN THOUSANDS)
                                             ASSETS
Cash and Cash Equivalents.............................................  $ 73,237      $ 18,455
Finance Receivables:
  Held for Investment.................................................    39,790        52,188
  Held for Sale.......................................................    30,000         7,000
                                                                        --------      --------
     Principal Balances, Net..........................................    69,790        59,188
  Less: Allowance for Credit Losses...................................   (15,442)       (8,125)
                                                                        --------      --------
     Finance Receivables, Net.........................................    54,348        51,063
                                                                        --------      --------
Residuals in Finance Receivables Sold.................................    16,823         9,889
Investments Held in Trust.............................................     6,339         3,479
Inventory.............................................................     9,270         5,752
Property and Equipment, Net...........................................    24,996        20,652
Goodwill and Trademarks, Net..........................................     8,590         2,150
Other Assets..........................................................    12,473         6,643
                                                                        --------      --------
                                                                        $206,076      $118,083
                                                                        ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts Payable....................................................  $  1,858      $  2,132
  Accrued Expenses and Other Liabilities..............................     9,575         6,728
  Notes Payable.......................................................     8,400        12,904
  Subordinated Notes Payable..........................................    12,000        14,000
                                                                        --------      --------
     Total Liabilities................................................    31,833        35,764
                                                                        --------      --------
Stockholders' Equity:
  Common Stock........................................................   171,274        82,612
  Retained Earnings (Accumulated Deficit).............................     2,969          (293)
                                                                        --------      --------
     Total Stockholders' Equity.......................................   174,243        82,319
                                                                        --------      --------
                                                                        $206,076      $118,083
                                                                        ========      ========

See accompanying notes to Condensed Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS, EXCEPT EARNINGS PER COMMON SHARE -- UNAUDITED)

                                                                              THREE MONTHS
                                                                             ENDED MARCH 31,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
Sales of Used Cars.......................................................  $18,211     $15,081
Less:
  Cost of Used Cars Sold.................................................    9,164       8,348
  Provision for Credit Losses............................................    3,981       2,606
                                                                           --------    --------
                                                                             5,066       4,127
                                                                           --------    --------
Interest Income..........................................................    6,440       3,662
Gain on Sale of Finance Receivables......................................    4,579         539
                                                                           --------    --------
                                                                            11,019       4,201
                                                                           --------    --------
Other Income.............................................................    1,504         114
                                                                           --------    --------
Income before Operating Expenses.........................................   17,589       8,442
Operating Expenses.......................................................   11,406       5,726
                                                                           --------    --------
Operating Income.........................................................    6,183       2,716
Interest Expense.........................................................      769       1,651
                                                                           --------    --------
Earnings before Income Taxes.............................................    5,414       1,065
Income Taxes.............................................................    2,152          --
                                                                           --------    --------
Net Earnings.............................................................  $ 3,262     $ 1,065
                                                                           ========    ========
Earnings per Share.......................................................  $  0.20     $  0.13
                                                                           ========    ========
Shares Used in Computation...............................................   16,579       5,892
                                                                           ========    ========

See accompanying notes to Condensed Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                             1997       1996
                                                                           --------   --------
                                                                             (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net Earnings...........................................................  $  3,262   $  1,065
  Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating
     Activities:
     Provision for Credit Losses.........................................     3,981      2,606
     Gain on Sale of Finance Receivables.................................    (4,579)      (539)
     Finance Receivables Held for Sale...................................   (47,876)        --
     Proceeds from Sale of Finance Receivables...........................    49,400         --
     Decrease in Deferred Income Taxes...................................       573         --
     Depreciation and Amortization.......................................       603        332
     Decrease (Increase) in Inventory....................................      (719)       124
     Decrease (Increase) in Other Assets.................................    (4,294)        33
     Increase in Accounts Payable, Accrued Expenses, and Other
      Liabilities........................................................     1,180      1,085
     Increase in Income Taxes Receivable/Payable.........................     1,564        417
     Other, Net..........................................................         1         (1)
                                                                           --------   --------
          Net Cash Provided by Operating Activities......................     3,096      5,124
                                                                           --------   --------
Cash Flows from Investing Activities:
  Increase in Finance Receivables........................................        --    (23,482)
  Collections of Finance Receivables.....................................    11,341     10,079
  Proceeds from Sale of Finance Receivables..............................        --      9,937
  Increase in Investments Held in Trust..................................    (2,861)      (625)
  Purchase of Property and Equipment.....................................    (4,150)      (533)
  Payment for Purchase of Assets of Seminole Finance Co. ................    (3,449)        --
  Other, Net.............................................................    (1,384)        26
                                                                           --------   --------
          Net Cash Used in Investing Activities..........................      (503)    (4,598)
                                                                           ========   ========
Cash Flows from Financing Activities:
  Repayments of Notes Payable............................................   (34,404)      (362)
  Net Issuance (Repayment) of Subordinated Notes Payable.................    (2,000)      (553)
  Proceeds from Issuance of Common Stock.................................    88,662         --
  Other, Net.............................................................       (69)      (366)
                                                                           --------   --------
          Net Cash Provided by (Used In) Financing Activities............    52,189     (1,281)
Net Increase (Decrease) in Cash and Cash Equivalents.....................    54,782       (755)
Cash and Cash Equivalents at Beginning of Period.........................    18,455      1,419
                                                                           --------   --------
Cash and Cash Equivalents at End of Period...............................  $ 73,237   $    664
                                                                           ========   ========
Supplemental Statement of Cash Flows Information:
  Interest Paid..........................................................  $    843   $  1,661
                                                                           ========   ========
  Income Taxes Paid......................................................  $     15   $     --
                                                                           ========   ========
  Purchase of Property and Equipment with Capital Leases.................  $    211   $     --
                                                                           ========   ========

See accompanying notes to Condensed Consolidated Financial Statements.

                           UGLY DUCKLING CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Ugly Duckling Corporation (Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete financial statement presentation. In the opinion of management, such unaudited interim information reflect all adjustments, consisting only of normal recurring adjustments, necessary to present the Company's financial position and results of operations for the periods presented. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full fiscal year. The Condensed Consolidated Balance Sheet as of December 31, 1996 was derived from audited consolidated financial statements as of that date but does not include all the information and footnotes required by generally accepted accounting principles. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1996.

NOTE 2.  SUMMARY OF PRINCIPAL BALANCES, NET

     Following is a summary of Principal Balances, Net, as of March 31, 1997 and December 31, 1996.

                                                             MARCH 31,       DECEMBER 31,
                                                               1997              1996
                                                           -------------     -------------
                                                           (000 OMITTED)     (000 OMITTED)
        Principal Balances...............................     $68,757           $58,281
        Add: Accrued Interest............................         902               718
             Loan Origination Costs......................         131               189
                                                              -------           -------
        Principal Balances, Net..........................     $69,790           $59,188
                                                              =======           =======

NOTE 3.  COMMON STOCK EQUIVALENTS

     Net Earnings per common share amounts are based on the weighted average number of common shares and common stock equivalents outstanding.

NOTE 4.  RECLASSIFICATIONS

     Certain reclassifications have been made to previously reported information to conform to the current presentation.

NOTE 5.  SUBSEQUENT EVENT

     On April 1, 1997, the Company purchased substantially all of the assets of a company engaged in the business of selling and financing used motor vehicles, including seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million. The purchase price for the acquisition was $26.3 million, subject to adjustment. The seven dealerships had sales in 1996 of approximately $22.5 million. The assets purchased have an unaudited book value of $28.1 million, exclusive of allowances on approximately $26.2 million of contract receivable principal balances.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     General. The Company commenced its used car sales and finance operations with the acquisition of two Company Dealerships in 1992. During 1993, the Company acquired three additional Company Dealerships. In 1994, the Company constructed and opened four new Company Dealerships that were built specifically to meet the Company's new standards of appearance, reconditioning capabilities, size, and location. During 1994, the Company closed one Company Dealership because the facility failed to satisfy these new standards and, at the end of 1995, closed its Gilbert, Arizona dealership. In January 1997, the Company acquired selected assets of a group of companies engaged in the business of selling and financing used motor vehicles, including four dealerships located in the Tampa Bay/St. Petersburg market.

     In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had one office and a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.

     In April 1995, the Company initiated an aggressive plan to expand the number of contracts purchased from its Third Party Dealer network. By March 31, 1997, the Company had 42 branch offices in 13 states. This expansion enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the expansion of its Company Dealerships. The Company is in the process of further expanding its Third Party Dealer operations and diversifying its earning asset base by implementing the Cygnet Dealer Program pursuant to which the Company provides Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios.

     In 1996 the Company completed an initial public offering and a secondary offering in which it sold common stock for a total of $82.3 million. In February 1997, the Company completed a private placement of common stock for a total of $88.7 million, net of expenses.

     On January 15, 1997, the Company acquired substantially all of the assets of Seminole Finance Corporation and related companies ("Seminole") in exchange for approximately $2.5 million in cash and assumption of $29.9 million in debt. The combination of the Company's audited consolidated statement of operations for the year ended December 31, 1996 and Seminole's audited combined statement of operations for the same period (as if the Seminole acquisition had taken place on January 1, 1996) results in a combined net loss for the year ended December 31, 1996 of $(3.6) million. These pro forma results are not necessarily indicative of the future results of operations of the Company or the results that would have been obtained had the Seminole acquisition occurred on January 1, 1996. In addition, the pro forma results are not intended to be a projection of future results. The Company expects the results of operations in 1997 for the assets acquired from Seminole to differ materially from 1996 results because the Company's management intends to significantly alter the type of vehicles sold at the newly acquired car dealerships, the methodology by which the acquired operations acquire, recondition, and market used cars, and the methodology by which the related finance receivables are underwritten and collected, which management believes will result in the acquired operations being profitable in 1997. Furthermore, Seminole's audited combined statement of operations for 1996 was impacted by several factors that are not expected to have an impact on future operations. Such factors were related to the deterioration of its loan portfolio, which the Company believes resulted from poor underwriting and ineffective collection efforts. First, due to the deterioration of its loan portfolio in 1996, Seminole recorded a total of $7.1 million in provision for credit losses. Second, the deterioration of its loan portfolio also reduced its borrowing capacity, thereby reducing Seminole's liquidity. As a result, in order to raise cash, Seminole sold vehicles at substantially lower margins and sold a portfolio of notes in December 1996 for a loss of approximately $1.5 million.

     The following discussion and analysis provides information regarding the Company's consolidated financial position as of March 31, 1997 and December 31, 1996, and its results of operations for the three month periods ended March 31, 1997 and 1996.

     Growth in Finance Receivables. As a result of the Company's rapid expansion, contract receivables serviced increased by 53.9% to $169.1 million at March 31, 1997 (including $100.4 million in contracts serviced under the Company's Securitization Program) from $109.9 million at December 31, 1996.

     The following tables reflect the growth in contract originations by Company Dealerships and contract purchases from Third Party Dealers as well as the period end balances measured in terms of the principal amount and the number of contracts.

                                                     TOTAL CONTRACTS ORIGINATED/PURCHASED
                                              ---------------------------------------------------
                                                THREE MONTHS ENDED          THREE MONTHS ENDED
                                                     MARCH 31,                   MARCH 31,
                                                       1997                        1996
                                              -----------------------     -----------------------
                                              PRINCIPAL      NO. OF       PRINCIPAL      NO. OF
                                               AMOUNT       CONTRACTS      AMOUNT       CONTRACTS
                                              ---------     ---------     ---------     ---------
                                                  (IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)
    Company Dealerships.....................  $  47,345        9,063      $  13,635        1,986
    Third Party Dealers.....................     41,510        7,538          7,186        1,268
                                              ---------      -------       --------      -------
              Total.........................  $  88,855       16,601      $  20,821        3,254
                                              =========      =======       ========      =======

                                                          TOTAL CONTRACTS OUTSTANDING
                                              ---------------------------------------------------
                                                     MARCH 31,                 DECEMBER 31,
                                                       1997                        1996
                                              -----------------------     -----------------------
                                              PRINCIPAL      NO. OF       PRINCIPAL      NO. OF
                                               AMOUNT       CONTRACTS      AMOUNT       CONTRACTS
                                              ---------     ---------     ---------     ---------
                                                  (IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)
    Company Dealerships.....................  $  80,749       16,125      $  49,066        9,615
    Third Party Dealers.....................     88,385       17,797         60,878       12,942
                                              ---------      -------       --------      -------
    Total Portfolio Serviced................  $ 169,134       33,922      $ 109,944       22,557
                                              ---------      -------       --------      -------
    Less Portfolio Securitized and Sold.....   (100,377)     (19,628)       (51,663)     (10,612)
                                              ---------      -------       --------      -------
              Company Total.................  $  68,757       14,294      $  58,281       11,945
                                              =========      =======       ========      =======

RESULTS OF OPERATIONS

     The prices at which the Company sells its cars and the interest rates that it charges to finance these sales take into consideration that the Company's primary customers are high-risk borrowers, many of whom ultimately default. The Provision for Credit Losses reflects these factors and is treated by the Company as a cost of both the future interest income derived on the contract receivables originated at Company Dealerships as well as a cost of the sale of the cars themselves. Accordingly, unlike traditional car dealerships, the Company does not present gross profits in its Statements of Operations calculated as Sales of Used Cars less Cost of Used Cars Sold.

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

     Sales of Used Cars. Sales of Used Cars increased by 20.5% to $18.2 million for the three month period ended March 31, 1997 from $15.1 million for the three month period ended March 31, 1996. This growth reflects increases in the number of used car dealerships in operation, and average unit sales price. Units sold increased by 16.7% to 2,472 units in the three month period ended March 31, 1997 from 2,119 units in the three month period ended March 31, 1996. Same store unit sales were down by an average of 34 units per location. This is due to the increased emphasis on underwriting at the Company Dealerships, particularly one dealership where unit sales decreased by 310 units or 45.3% for the three month period ended March 31, 1997 compared to the same period in 1996.

     The average sales price per car increased by 3.5% to $7,367 for the three month period ended March 31, 1997 from $7,117 for the three month period ended March 31, 1996.

     Cost of Used Cars Sold and Gross Margin. The Cost of Used Cars Sold increased by 10.8% to $9.2 million for the three month period ended March 31, 1997 from $8.3 million for the three month period ended March 31, 1996. On a per unit basis, the Cost of Used Cars Sold decreased by 5.8% to $3,709 for the three month period ended March 31, 1997 from $3,939 for the three month period ended March 31, 1996. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 34.3% to $9.0 million for the three month period ended March 31, 1997 from $6.7 million for the three month period ended March 31, 1996. As a percentage of sales, the gross margin was 49.7% and 44.7% for the three month periods ended March 31, 1997 and 1996, respectively. On a per unit basis, the gross margin per car sold was $3,660 and $3,178 for the three month periods ended March 31, 1997 and 1996, respectively.

     Provision for Credit Losses. A high percentage of Company Dealership customers ultimately do not make all of their contractually scheduled payments, requiring the Company to charge off the remaining principal balance due. As a result, the Company recognizes a Provision for Credit Losses in order to establish an Allowance for Credit Losses sufficient to absorb anticipated future losses. The Provision for Credit Losses increased by 53.9% to $4.0 million in the three month period ended March 31, 1997 over $2.6 million for the three month period ended March 31, 1996. This includes an increase of $720,000 in the Provision for Credit Losses in the three month period ended March 31, 1997 for third party receivables over the three month period ended March 31, 1996 when the Company recorded no Provision for Credit Losses for third party receivables. On a percentage basis, the Provision for Credit Losses per unit originated at Company Dealerships increased by 17.8% to $1,545 per unit in the three month period ended March 31, 1997 over $1,312 per unit in the three month period ended March 31, 1996. As a percentage of contract balances originated, the Provision for Credit Losses averaged 20.0% and 19.1%, for the for the three month periods ended March 31, 1997 and 1996, respectively.

     The Company charges its Provision for Credit Losses to current operations and does not recognize any portion of the unearned interest income as a component of its Allowance for Credit Losses. Accordingly, the Company's unearned finance income is comprised of the full annual percentage rate ("APR") on its contracts less amortization of loan origination costs.

     Interest Income. Interest Income consists primarily of interest on both finance receivables from Company Dealership sales and interest on Third Party Dealer finance receivables.

     Company Dealership Receivables -- Interest Income increased by 19.2% to $3.1 million for the three month period ended March 31, 1997 from $2.6 million for the three month period ended March 31, 1996. Interest Income was affected by sales of $73.3 million in contract principal balances pursuant to the Securitization Program, including sales of $15.1 million in contract principal balances in the quarter ended March 31, 1997, and will continue to be affected in future periods by additional securitizations. A primary element of the Company's sales strategy is to provide financing to customers with poor credit histories who are unable to obtain automobile financing through traditional sources. The Company financed 89.4% of sales revenue and 85.4% of the used cars sold at Company Dealerships for the three month period ended March 31, 1997 compared to 90.4% of sales revenue and 93.7% of the used cars sold for the three month period ended March 31, 1996. The average amount financed increased to $7,715 for the three month period ended March 31, 1997 from $6,866 for the three month period ended March 31, 1996. The effective yield on Finance Receivables from Company Dealerships was 28.0%, for each of the three month periods ended March 31, 1997 and 1996, respectively. The Company operated 14 and 7 dealerships at March 31, 1997 and 1996, respectively.

     Third Party Dealer Receivables -- Interest Income increased by 200.0% to $3.3 million for the three month period ended March 31, 1997 from $1.1 million in the three month period ended March 31, 1996. Interest Income was affected by sales of $55.6 million in contract principal balances pursuant to the Securitization Program, including sales of $45.6 million in contract principal balances in the quarter ended March 31, 1997, and will continue to be effected in future periods by additional securitizations. Interest income has increased in conjunction with the increases in Third Party Dealer contracts purchased and outstanding. As noted above, the Company began to significantly expand its Third Party Dealer branch office operations in April 1995. Further, subsequent to June 30, 1995, as a result of its migration to higher quality contracts and expansion into markets with interest rate limits, the Company's yield on its Third Party Dealer contract portfolio has trended downward. Portfolio yield was 25.3%, and 26.9%, for the three month periods ended March 31, 1997 and 1996, respectively. The Company operated 42 and 10 branch offices at March 31, 1997 and 1996, respectively.

     Gain on Sale of Finance Receivables. Champion Receivables Corporation ("CRC"), a "bankruptcy remote entity" is the Company's wholly-owned special purpose securitization subsidiary. During the first quarter of 1996, the Company initiated a Securitization Program under which CRC sells securities backed by contracts to SunAmerica Life Insurance Company ("SunAmerica"). Under the Securitization Program, CRC assigns and transfers the contracts to separate trusts (the "Trusts") pursuant to Pooling and Servicing Agreements (the "Pooling Agreements"). Pursuant to the Pooling Agreements, Class A Certificates and subordinated Class B Certificates are issued to CRC. CRC then sells the Class A Certificates to SunAmerica or its nominees. The transferred contracts are serviced by Champion Acceptance Corporation ("CAC"), another subsidiary of the Company. To obtain a "BBB" rating from Standard & Poors, CRC is required to provide a credit enhancement by establishing and maintaining a cash spread account for the benefit of the certificate holders. The Company makes an initial cash deposit into the spread account, ranging from 3% to 4% of the initial underlying finance receivables principal balance and pledges this cash to the Trusts. The Company is also required to then make additional deposits from the residual cash flow (through the trustees) to the spread account as necessary to attain and maintain the spread account at a specified percentage, ranging from 6.0% to 8.0%, of the underlying finance receivables principal balance. Distributions are not made to CRC on the Class B Certificates unless the spread account has the required balance, the required periodic payments to the Class A Certificate holders are current, and the trustee, servicer and other administrative costs are current.

     During the three months ended March 31, 1997, the Company made initial spread account deposits totaling $1,973,000. Additional net deposits through the trustees during the three months ended March 31, 1997 totaled $610,000 resulting in a total balance in the spread accounts of $5,426,000 as of March 31, 1997. In connection therewith, the specified spread account balance, based upon the aforementioned specified percentages of the balances of the underlying portfolios, as of March 31, 1997 was $6,990,000, resulting in additional funding requirements from future cash flows as of March 31, 1997 of $1,564,000. The additional funding requirements will decline as the trustees deposit additional cash flows into the spread account and as the principal balance of the underlying finance receivables declines.

     The contracts transferred to the Trusts were purchased by CRC from either CAC or Champion Financial Services ("CFS"), another subsidiary of the Company in "true sale" transactions pursuant to separate purchase agreements. The obligations of CAC, as servicer, pursuant to the Pooling Agreements are guaranteed by the Company and certain other subsidiaries of the Company, other than CRC, CAC, and CFS.

     The Company recognizes a Gain on Sale of Finance Receivables equal to the difference between the yield earned on the contract portfolio securitized and the return on the securities sold. The amount of any Gain on Sale of Loans is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the residual portion of the securitization which it retains, and record a charge to earnings based upon the reduction.

     The Company utilizes a number of estimates in arriving at the Gain on Sale of Loans. The estimated cash flows into the Trusts were discounted with rates ranging from 16% to 25%. For contracts originated at Company Dealerships, net losses were estimated using total expected cumulative net losses at loan origination of approximately 25.0%, adjusted for actual cumulative net losses prior to securitization. For contracts purchased from Third Party Dealers, net losses were estimated using total expected cumulative net losses at loan origination of approximately 13.5%, adjusted for actual cumulative net losses prior to securitization. Losses are discounted at an assumed risk free rate. Prepayment rates were estimated to be 1.5% per month of the beginning of month balance. The assumptions utilized in prior securitizations may not necessarily be the same as those utilized in future securitizations, if any. The Company classifies the residuals as "held-to-maturity" securities in accordance with SFAS No. 115.

     Through March 31, 1997, the Company had securitized an aggregate of $128.9 million in contracts, issuing $105.2 million in securities to SunAmerica. Pursuant to these transactions, the Company reduced its Allowance for Credit Losses by $7.3 million during the three months ended March 31, 1997 and retained a residual in the contracts sold of $16.8 million at March 31, 1997. The Company also recorded Gain on Sale of Loans during the three months ended March 31, 1997 of $4.6 million, net of expenses, compared to $539,000 for the same period in 1996. The gain on sale of loans as a percentage of principal balance securitized was 7.5% for both the Company Dealership portfolio securitized and for the Third Party Dealer portfolio securitized in the three month period ended March 31, 1997 compared to 4.1% for the Company Dealership portfolio securitized in the three month period ended March 31, 1996.

     During the three months ended March 31, 1997, the Trusts issued certificates to Sun America at a weighted average yield of 8.18% with the yields ranging from 8.16% to 8.27%, resulting in net spreads, after servicing and trustee fees, ranging from 12.5% to 17.2%, and averaging 13.5%.

     The Company's net earnings may fluctuate from quarter to quarter in the future as a result of the timing and size of its securitizations.

     Other Income. Other Income consists primarily of servicing income, insurance premiums earned on force placed insurance policies, earnings on investments from the Company's cash and cash equivalents, and franchise fees from the Company's rent-a-car franchisees. This income increased by 1,216% to $1.5 million for three months ended March 31, 1997 from $114,000 for the three months ended March 31, 1996. The Company services the $128.9 million in contracts sold in the securitization for monthly fees ranging from .33% to .42% of beginning of period principal balances (4% to 5% annualized). Servicing Income for the three months ended March 31, 1997 increased to $598,000 from $54,000 in the three month period ended March 31, 1996. The significant increase is due to the increase in the principal balance of contracts being serviced pursuant to the Securitization Program. The increase is also due to the increase in insurance premium income of $127,000 and an increase in earnings on investments of $435,000. The Company no longer actively engages in the rent-a-car franchise business.

     Income before Operating Expenses. As a result of the Company's continued expansion, Income before Operating Expenses grew by 109.5% to $17.6 million for the three month period ended March 31, 1997 from $8.4 million for the three month period ended March 31, 1996. Interest Income on the loan portfolios and Gain on Sale of Loans were the primary contributors to the increase. The increase also reflects the growth of Sales of Used Cars.

     Operating Expenses. Operating Expenses consist of Selling and Marketing Expenses, General and Administrative Expenses, and Depreciation and Amortization.

     Selling and Marketing Expenses. For the three month periods ended March 31, 1997 and 1996, Selling and Marketing Expenses were comprised almost entirely of advertising costs and commissions relating to Company Dealership operations. Selling and Marketing Expenses increased by 50.0% to $1.5 million for the three month period ended March 31, 1997 from $1.0 million for the three month period ended March 31, 1996. As a percentage of Sales of Used Cars, these expenses averaged 8.4% and 6.9% for the three month periods ended March 31, 1997, and 1996, respectively. On a per unit sold basis, Selling and Marketing Expenses of Company Dealerships increased by 26.4% to $621 per unit for the three month period ended March 31, 1997 from $491 per unit for the three month period ended March 31, 1996. This increase is primarily due to increased marketing production costs, and an increase in marketing in the Tampa Bay/ St. Petersburg market where the Company initially commenced operations in the three month period ended March 31, 1997, combined with a decrease in same store unit sales.

     General and Administrative Expenses. General and Administrative Expenses increased by 111.4% to $9.3 million for the three month period ended March 31, 1997 from $4.4 million for the three month period ended March 31, 1996. These expenses represented 30.2%, and 22.4% of total revenues for three month periods ended March 31, 1997, and 1996, respectively. For the three month period ended March 31, 1997 approximately 34.9% of General and Administrative Expenses were attributable to Company Dealership sales, approximately 17.1% to the Company Dealership Receivables' financing activities, approximately 24.9% to Third Party Dealer activities, and approximately 23.1% to corporate overhead. For the three month period ended March 31, 1996, approximately 48.8% of General and Administrative Expenses were attributable to Company Dealership sales, approximately 18.2% to the Company Dealership Receivables' financing activities, approximately 13.0% to Third Party Dealer activities, and approximately 20.0% to corporate overhead. The increase in General and Administrative Expenses is a result of the Company's increased number of used car dealerships, and significant expansion of its Third Party Dealer financing operations as well as continued expansion of infrastructure to administer growth.

     Depreciation and Amortization. Depreciation and Amortization consists of depreciation and amortization on the Company's property and equipment and amortization of the Company's goodwill and trademarks. Depreciation and amortization increased by 81.6% to $603,000 for the three month period ended March 31, 1997 from $332,000 for the three month period ended March 31, 1996. The increase was due primarily to the increase in depreciation expense for the Company's Third Party Dealer Branch offices. For the three month period ended March 31, 1997, approximately 33.2% of these expenses were attributable to Company Dealership sales, approximately 34.2% to the Company Dealership receivables' financing activities, approximately 12.1% to Third Party Dealer activities, and approximately 20.5% to corporate overhead. For the three month period ended March 31, 1996, approximately 22.6% of these expenses were attributable to Company Dealership sales, approximately 53.3% to the Company Dealership receivables' financing activities, approximately 9.9% to Third Party Dealer activities, and approximately 14.2% to corporate overhead.

     Interest Expense. Interest expense decreased by 54.8% to $769,000 in the three month period ended March 31, 1997 from $1.7 million in the three month period ended March 31, 1996. The decrease in 1997, despite significant growth in Company assets, is the direct result of the two public offerings that were completed in 1996, and a private placement that was completed in February of 1997 which generated, in the aggregate, approximately $168.1 million in cash, and the Company's Securitization Program which generated cash from the sale of Finance Receivables which the Company utilized to pay down debt. Further, concurrent with the Company's initial public offering on June 21, 1996, the Company restructured its Subordinated Notes Payable reducing the borrowing rate on that debt from 18% to 10% per annum.

     Income Taxes. Income taxes totaled $2.2 million in the three month period ended March 31, 1997, an effective rate of 39.8%. In the three month period ended March 31, 1996, no income tax was incurred due to income tax benefits realized from the Company's reduction in its valuation allowance for deferred income tax assets.

ALLOWANCE FOR CREDIT LOSSES

     The Company has established an Allowance for Credit Losses ("Allowance") to cover anticipated credit losses on the contracts currently in its portfolio. The Allowance has been established through the Provision for Credit Losses on contracts originated at Company Dealerships, and through nonrefundable acquisition discounts and Provision for Credit Losses on contracts purchased from Third Party Dealers. The Allowance on contracts originated at Company Dealerships increased to 28.4% of outstanding principal balances as of March 31, 1997 compared to 23.0% as of December 31, 1996. The Allowance as a percentage of Third Party Dealer contracts increased to 17.1% from 12.7% over the same period. The Allowance as a percentage of the Company's combined contract portfolio increased to 22.1% at March 31, 1997 from 13.7% at December 31, 1996. The increase in reserves is primarily due to the acquisition of the portfolio in the Company's Florida acquisition and a bulk purchase of finance receivables at a discount.

     The following table reflects activity in the Allowance, as well as information regarding charge off activity, for the three month periods ended March 31, 1997 and 1996, in thousands.

                                                                              THIRD PARTY
                                                   COMPANY DEALERSHIPS          DEALERS
                                                   -------------------     ------------------
                                                   THREE MONTHS ENDED      THREE MONTHS ENDED
                                                        MARCH 31,              MARCH 31,
                                                   -------------------     ------------------
                                                    1997        1996        1997        1996
                                                   -------     -------     -------     ------
    Allowance Activity:
    Balance, Beginning of Period.................  $ 1,626     $ 7,500     $ 5,434     $1,000
    Provision for Credit Losses..................    3,261       2,606         720         --
    Discount Acquired............................    9,033          --       6,418        721
    Discount accreted to interest income.........       --          --        (642)        --
    Reduction Attributable to Loans Sold.........   (3,100)     (1,658)     (4,235)        --
    Net Charge Offs..............................   (1,597)     (2,048)     (1,476)      (371)
                                                   -------     -------     -------     ------
    Balance, End of Period.......................  $ 9,223     $ 6,400     $ 6,219     $1,350
                                                   =======     =======     =======     ======
    Allowance as Percent of Period Ended
      Principal Balance..........................     28.4%       23.0%       17.1%       7.3%
                                                   =======     =======     =======     ======
    Charge off Activity:
    Principal Balances:
      Collateral Recovered.......................  $ 2,140     $ 2,252     $ 1,597     $  542
      Collateral Not Recovered...................      123         462         464         91
                                                   -------     -------     -------     ------
      Total Principal Balances...................    2,263       2,714       2,061        633
      Accrued Interest...........................       --         167          --         30
      Recoveries, Net............................     (666)       (833)       (585)      (292)
                                                   -------     -------     -------     ------
    Net Charge Offs..............................  $ 1,597     $ 2,048     $ 1,476     $  371
                                                   =======     =======     =======     ======
    Net Charge Offs as % of Average Principal
      Outstanding................................      5.0%        5.8%        2.9%       2.2%
                                                   =======     =======     =======     ======

     The Company's policy is to charge off contracts when they are deemed uncollectible, but in any event at such time as a contract is delinquent for 90 days.

     Net Charge Offs -- Company Dealerships. Net Charge Offs for contracts originated at Company dealerships in the three month period ended March 31, 1997 were 5.0% of the average principal balance outstanding compared to 5.8% in the three month period ended March 31, 1996.

     Recoveries averaged 29.4% of principal balances charged off in the three month period ended March 31, 1997 compared to 30.7% in the three month period ended March 31, 1996.

     The Company's net charge offs on contracts generated through certain of the Company Dealerships are favorably affected by a reduction in sales tax liability as a result of loan defaults.

     Net Charge Offs -- Third Party Dealers. Net Charge Offs for contracts purchased from Third Party Dealers in the three month period ended March 31, 1997 were 2.9% of the average principal balance outstanding compared to 2.2% in the three month period ended March 31, 1996. Prior to April 1995, the Company purchased from Third Party Dealers, at discounts of approximately 15.0% to 25.0%, contracts with average principal balances of approximately $4,000 bearing a typical APR of 29.9%. In April 1995 the Company significantly revised and expanded its Third Party Dealer program. Under the current program, which is aimed at more creditworthy borrowers, it purchases from Third Party Dealers, at discounts averaging approximately 11.0%, contracts with average principal balances of approximately $5,800 and bearing an average APR of 24.5%.

     Recoveries averaged 28.4% of principal balances charged off on contracts purchased from Third Party Dealers in the three month period ended March 31, 1997 compared to 46.1% for the three month period ended March 31, 1996. The decrease is primarily due to the increase in the charge off of principal balances where no collateral has been recovered. The percentage of principal charged off with no recovery of collateral increased to 22.5% in the three months ended March 31, 997 from 14.4% in the comparable period in 1996.

     The Company's Net Charge Offs on its Third Party Dealer contract portfolio are significantly lower than those incurred on its Company Dealership contract portfolio. This is attributable to the relationship of the average amount financed to the underlying collateral's wholesale value and to a lesser degree the generally more creditworthy customers served by Third Party Dealers. In its Third Party Dealer portfolio, the Company generally limits the amount financed to not more than 120.0% of the wholesale value of the underlying car, although the Company will make exceptions on a case-by-case basis.

     Net Charge Off percentage trends for the respective portfolios are considered by management in determining the adequacy of the Allowance as a percentage of contract principal balances outstanding.

     Static Pool Analysis. To monitor contract performance, beginning in June 1995, the Company implemented "static pool" analysis for contracts originated since January 1, 1993. Static pool analysis is a monitoring methodology by which each month's originations and subsequent charge offs are assigned a unique pool and the pool performance is monitored separately. Improving or deteriorating performance is measured based on cumulative gross and net charge offs as a percentage of original principal balances, based on the number of complete payments made by the customer before charge off. The table below sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of payments made prior to charge off. For periods denoted by "x", the pools have not seasoned sufficiently to allow for computation of cumulative losses. For periods denoted by "--", the pools have not yet attained the indicated cumulative age. While the Company monitors its static pools on a monthly basis, for presentation purposes the information in the tables are presented on a quarterly basis.

     Effective January 1, 1997, the Company retroactively implemented methodology to more reasonably compute "Monthly Payments Completed by Customer Before Charge Off" as it relates to loan balances charged off after final insurance settlements and on loans modified from their original terms. Resulting adjustments affect the timing of previously reported interim cumulative losses and do not impact ending cumulative losses. For loan balances charged off after insurance settlement principal reductions, the revised calculation method only gives credit for payments actually made by the customer and excludes credit for reductions arising from insurance proceeds. For modified loans, completed payments now reflect customer payments made both before and after the loan was modified. The numbers presented below reflect the adoption of the revised calculation method.

     Currently reported cumulative losses may also vary from those previously reported due to ongoing collection efforts on charged off accounts and the difference between final proceeds on the liquidation of repossessed collateral versus original accounting estimates. Management believes that such variation will be insignificant.

CONTRACTS ORIGINATED AT COMPANY DEALERSHIPS

     The following table sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of monthly payments made prior to charge off.

         POOL'S CUMULATIVE NET LOSSES AS PERCENTAGE OF POOL'S ORIGINAL
                          AGGREGATE PRINCIPAL BALANCE

                                                     MONTHLY PAYMENTS COMPLETED BY
                                                       CUSTOMER BEFORE CHARGE OFF
                                            ------------------------------------------------
                                             0       3        6        12       18       24
                                            ---     ----     ----     ----     ----     ----
        1993:
          1st Quarter.....................  6.9%    18.7%    26.5%    31.8%    33.9%    35.1%
          2nd Quarter.....................  7.2%    18.9%    25.1%    29.4%    31.7%    32.1%
          3rd Quarter.....................  8.6%    19.5%    23.7%    28.5%    30.7%    31.6%
          4th Quarter.....................  6.3%    16.1%    21.6%    27.0%    28.9%    29.5%
        1994:
          1st Quarter.....................  3.4%    10.0%    13.4%    18.1%    20.5%    21.2%
          2nd Quarter.....................  2.8%    10.5%    14.3%    19.8%    22.0%    22.5%
          3rd Quarter.....................  2.9%     8.2%    12.3%    16.6%    18.8%    19.7%
          4th Quarter.....................  2.4%     7.7%    11.3%    17.0%    20.0%    21.0%
        1995:
          1st Quarter.....................  1.1%     7.4%    12.5%    17.8%    20.5%       x
          2nd Quarter.....................  1.7%     7.1%    12.2%    16.9%    19.8%      --
          3rd Quarter.....................  2.0%     7.1%    11.1%    18.1%       x       --
          4th Quarter.....................  1.2%     5.7%    10.9%    17.8%      --       --
        1996:
          1st Quarter.....................  1.4%     7.5%    13.1%       x       --       --
          2nd Quarter.....................  2.2%     9.2%    14.0%      --       --       --
          3rd Quarter.....................  1.5%     7.3%       x       --       --       --
          4th Quarter.....................  1.6%       x       --       --       --       --
        1997:
          1st Quarter.....................    x       --       --       --       --       --

     Analysis of portfolio delinquencies is also considered in evaluating the adequacy of the Allowance. Principal balances 31 to 60 days delinquent as a percentage of total outstanding contract principal balances totaled 2.3% as of March 31, 1997 and December 31, 1996. Principal balances 61 to 90 days delinquent as a percentage of total outstanding contract principal balances totaled 1.7% and 0.6% as of March 31, 1997 and December 31, 1996, respectively. In accordance with the Company's charge off policy, there are no accounts more than 90 days delinquent as of March 31, 1997 and December 31, 1996.

CONTRACTS PURCHASED FROM THIRD PARTY DEALERS

     Non-refundable acquisition discount ("Discount") acquired totaled $6.4 million and $721,000 for the three month periods ended March 31, 1997 and 1996, respectively. The Discount, attributable to Third Party Dealer branch purchases, averaged 15.5% as a percentage of principal balances purchased in the three month period ended March 31, 1997, compared to 10.0% in the three month period ended March 31, 1996. Beginning in 1996, the Company expanded into markets with interest rate limits. While contractual interest rates on these contracts are limited by law, the Company has been able to purchase these contracts at a reasonably consistent effective yield and therefore Discounts have trended upward. The increase in the Discount as a percent of purchased contracts was due in large part to a bulk purchase of contracts in March 1997. The Discount for purchased contracts excluding bulk purchases totaled 11.6% in the three month period ended March 31, 1997.

     The following table sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of monthly payments made prior to charge off.

         POOL'S CUMULATIVE NET LOSSES AS PERCENTAGE OF POOL'S ORIGINAL
                          AGGREGATE PRINCIPAL BALANCE

                                                        MONTHLY PAYMENTS COMPLETED BY
                                                         CUSTOMER BEFORE CHARGE OFF
                                                 -------------------------------------------
                                                  0       3       6      12      18      24
                                                 ---     ---     ---     ---     ---     ---
        1995:
          2nd Quarter..........................  0.9%    4.1%    5.7%    7.7%    9.4%      x
          3rd Quarter..........................  1.4%    3.9%    5.1%    6.9%     --      --
          4th Quarter..........................  1.0%    4.3%    6.8%    9.6%      x      --
        1996:
          1st Quarter..........................  0.8%    3.7%    6.9%      x      --      --
          2nd Quarter..........................  1.6%    6.3%    9.7%     --      --      --
          3rd Quarter..........................  1.3%    6.1%      x      --      --      --
          4th Quarter..........................  1.3%      x      --      --      --      --
        1997:
          1st Quarter..........................    x      --      --      --      --      --

     Beginning April 1, 1995, the Company initiated a new purchasing program for Third Party Dealer contracts which included an emphasis on higher quality contracts. As of March 31, 1995, the Third Party Dealer portfolio originated under the prior program had a principal balance of $2.0 million and has an immaterial remaining balance as of March 31, 1997. Static pool results under the prior program are not a material consideration for management evaluation of the current Third Party Dealer portfolio and thus, contract performance under this prior program has been excluded from the table above.

     While the static pool information is developing, management augments its evaluation of the adequacy of the Allowance for Third Party Dealers through comparisons in the characteristics of collateral ratios and borrowers on Third Party Dealer contracts versus those of the Company Dealership contracts, as well as through comparisons of portfolio delinquency, actual contract performance and, to the extent information is available, industry statistics.

     Analysis of portfolio delinquencies is also considered in evaluating the adequacy of the Allowance. Principal balances 31 to 60 days delinquent as a percentage of total outstanding contract principal balances totaled 3.5% and 3.1% as of March 31, 1997 and December 31, 1996, respectively. Principal balances 61 to 90 days delinquent as a percentage of total outstanding contract principal balances totaled 1.9% and 1.1% as March 31, 1997 and December 31, 1996, respectively. In accordance with the Company's charge off policy there are no Third Party Dealer contracts more than 90 days delinquent as of March 31, 1997 and December 31, 1996.

     During 1996, the Company elected to extend the time period before repossession is ordered with respect to those customers who exhibit a willingness and capacity to bring their contracts current. As a result of this revised repossession policy, delinquencies increased slightly, as expected. Further, the Company underwent a conversion of its loan servicing system on February 1, 1997. In the opinion of management, delinquency was adversely effected by the conversion process due to the need for employees to completely acquaint themselves with the Company's new systems.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital to support increases in its contract portfolio, expansion of Company Dealerships and Branch Offices, the purchase of inventories, the purchase of property and equipment, and for working capital and general corporate purposes. The Company funds its capital requirements through equity offerings, operating cash flow, the sale of finance receivables, and supplemental borrowings.

     The Company's Net Cash Provided by Operating Activities decreased by 39.2% to $3.1 million for the three month period ended March 31, 1997 from $5.1 in the three month period ended March 31, 1996. The decrease was primarily due to an increase in Other Assets, the Gain on Sale of Finance Receivables, and an increase in Finance Receivables Held for Sale offset by increases in Net Earnings, the Provision for Credit Losses, and proceeds from sale of finance receivables.

     The Net Cash Used in Investing Activities decreased by 89.1% to $503,000 in the three months ended March 31, 1997 from $4.6 million in the three months ended March 31, 1996. The decrease was due to a net increase in Finance Receivable activity of $14.8 million net of an increase in investments held in trust of $2.2 million, an increase in the purchase of property and equipment of $3.6 million, and the purchase of the assets of Seminole. Gross deposits into the spread account by the trustees were $2.8 million and $625,000 while gross disbursements from the spread account totaled $265,000 during the three months ended March 31, 1997. There were no disbursements from the spread account during the three months ended March 31, 1996.

     The Company's Net Cash Provided by/Used in Financing Activities increased to $52.2 million in the three months ended March 31, 1997 from ($1.3) million in the three months ended March 31, 1996. This increase was the result of the $88.7 million in proceeds from the Company's sale of common stock, net of the $34.4 million of repayment of Notes Payable and the repayment of subordinated notes payable of $2.0 million.

     Revolving Facility. The Company maintains a Revolving Facility with GE Capital that has a maximum commitment of up to $50.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 90.0% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew the Revolving Facility for one additional year. The facility is secured by substantially all of the Company's assets. As of March 31, 1997, the Company's borrowing capacity under the Revolving Facility was $50.0 million, the aggregate principal amount outstanding under the Revolving Facility was $100,000, and the amount available to be borrowed under the facility was $49.9 million. The Revolving Facility bears interest at the 30-day LIBOR plus 3.60%, payable daily (total rate of 9.0% as of March 31, 1997).

     The Revolving Facility contains covenants that, among other things, limit the Company's ability to, without GE Capital's consent: (i) incur additional indebtedness; (ii) make unsecured loans or other advances of money to officers, directors, employees, stockholders or affiliates in excess of $25,000 in total;
(iii) engage in securitization transactions (other than the Securitization Program with Sun America, for which GE Capital has consented); (iv) merge with, consolidate with, acquire or otherwise combine with any other person or entity, transfer any division or segment of its operations to another person or entity, or form new subsidiaries; (v) make any change in its capital structure; (vi) declare or pay dividends except in accordance with all applicable laws and not in excess of fifteen percent (15%) of each year's net earnings available for distribution; (vii) make certain investments and capital expenditures; and
(viii) engage in certain transactions with affiliates. These covenants also require the Company to maintain specified financial ratios, including a debt ratio of 2.0 to 1 and a net worth of at least $75,000,000, and to comply with all laws relating to the Company's business. The Revolving Facility also provides that a transfer of ownership of the Company that results in less than 15.0% of the Company's voting stock being owned by Mr. Ernest C. Garcia II, will result in an event of default under the Revolving Facility.

     The Company recently completed negotiations to modify the terms of its Revolving Facility, and expects to execute a definitive agreement in the near future. Under the modified terms of the agreement, the commitment will be raised from $50 million to $100 million, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 86.0% of the principal balance of eligible Third Party Dealer contracts, the interest rate will be reduced to 30-day LIBOR plus 3.15%, payable daily, and the Revolving Facility will expire in December 1998, at which time the Company will have the option to renew the Revolving Facility for one additional year. The definitive agreement will be subject to the approval of the Board of Directors of the Company. Also, certain of the definitive terms may vary from those set forth herein. No assurance can be given that a definitive agreement will ultimately be executed.

     Subordinated Indebtedness and Preferred Stock. The Company has historically borrowed substantial amounts from Verde Investments Inc. ("Verde"), an affiliate of the Company. The Subordinated Notes Payable balances outstanding to Verde totaled $12.0 and $14.0 million as of March 31, 1997 and December 31, 1996, respectively. Prior to June 21, 1996, these borrowings accrued interest at an annual rate of 18.0%. Effective June 21, 1996 the annual interest rate on these borrowings was reduced to 10.0%. The Company is required to make monthly payments of interest and annual payments of principal in the amount of $2.0 million. This debt is junior to all of the Company's other indebtedness and the Company may suspend interest and principal payments in the event it is in default on obligations to any other creditors.

     On December 31, 1995, Verde converted $10.0 million of subordinated debt to Preferred Stock of the Company. Prior to June 21, 1996, the Preferred Stock accrued a dividend of 12.0% annually, increasing one percent per year up to a maximum of 18.0%. Effective June 21, 1996, the dividend on the Preferred Stock was decreased from 12.0% to 10.0%. During the three month period ended March 31, 1996, the Company paid a total of $300,000 in dividends to Verde on the Preferred Stock which was redeemed in November 1996. As the preferred stock was redeemed in 1996, there were no dividends paid in 1997.

     Securitizations. SunAmerica and the Company have entered into the Securitization Program under which SunAmerica may purchase up to $175.0 million of certificates secured by contracts. The Securitization Program provides the Company with a source of funding in addition to the Revolving Facility. At the closing of each securitization, the Company receives payment from SunAmerica for the certificates sold (net of Investments Held in Trust). The Company also generates cash flow under this program from ongoing servicing fees and excess cash flow distributions resulting from the difference between the payments received from customers on the contracts and the payments paid to SunAmerica. In addition, securitization allows the Company to fix its borrowing cost for a given contract portfolio, broadens the Company's capital source alternatives, and provides a higher advance rate than that available under the Revolving Facility.

     In connection with its securitization transactions, the Company is required to make an initial cash deposit into an account held by the trustee (spread account) and to pledge this cash to the Trust to which the finance receivables were sold. The Trust in turn invests the cash in high quality liquid investment securities. In addition, the Company (through the trustee) deposits additional cash flows from the residual to the spread account as necessary to attain and maintain the spread account at a specified percentage of the underlying finance receivables principal balance. In the event that the cash flows generated by the finance receivables sold to the Trust are insufficient to pay obligations of the Trust, including principal or interest due to certificate holders or expenses of the Trust, the trustee will draw funds from the spread account as necessary to pay the obligations of the Trust. The spread account must be maintained at a specified percentage of the principal balances of the finance receivables held by the Trust, which can be increased in the event delinquencies or losses exceed specified levels. If the spread account exceeds the specified percentage, the trustee will release the excess cash to the Company from the pledged spread account.

     Capital Expenditures and Commitments. The Company is pursuing an aggressive growth strategy. In the fourth quarter of 1996, the Company acquired the leasehold rights to an existing dealership in Las Vegas, Nevada, which commenced operations in March 1997, and has three other dealerships (one in Phoenix, Arizona and two in Albuquerque, New Mexico) currently under development. In addition, the Company opened seven new Branch Offices during the first quarter of 1997, and recently completed expansion of its contract servicing and collection facility.

     On April 1, 1997, the Company purchased substantially all of the assets of a Company engaged in the business of selling and financing used motor vehicles, including seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million. The purchase price for the acquisition was $26.3 million, subject to adjustment. The seven dealerships had sales in 1996 of approximately $22.5 million. The assets purchased have an unaudited book value of $28.1 million, exclusive of reserves on approximately $26.2 million of contract receivable principal balances. In addition to the facilities currently under development, the Company intends to open 15 or more new Branch Offices and three or more Company Dealerships through the end of 1997. The Company believes that it will expend approximately $50,000 to establish each new Branch Office. New Company Dealerships cost approximately $1.5 to $1.7 million to construct (excluding inventory). The Company intends to finance these expenditures through operating cash flows and supplemental borrowings, including amounts available under the Revolving Facility and Securitization Program.

SEASONALITY

     Historically, the Company has experienced higher revenues in the first two quarters of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases.

INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's borrowings would decrease the profitability of the Company's existing portfolio. The Company will seek to limit this risk through its Securitization Program and, to the extent market conditions permit, for contracts originated at Company Dealerships, either by increasing the interest rate charged, or the profit margin on, the cars sold, or for contracts acquired from Third Party Dealers, either by acquiring contracts at a higher discount or with a higher APR. To date, inflation has not had a significant impact on the Company's operations.

ACCOUNTING MATTERS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128,"Earnings Per Share" (SFAS No. 128). This statement is effective for both interim and annual periods ending after December 15, 1997, and replaces the presentation of "primary" earnings per share with "basic" earnings per share and the presentation of "fully diluted" earnings per share with "diluted" earnings per share. Earlier application is not permitted. When adopted, all previously reported earnings per common share amounts must be restated based upon the provisions of the new standard. Management of the Company does not expect that adoption of SFAS No. 128 will have a material impact on the Company.

                            SELLING SECURITYHOLDERS

     The table under the caption "Selling Securityholders" on pages 50-52 in the Prospectus is replaced by the following table which has been updated to reflect sales by certain Selling Securityholders prior to the date hereof.

                                                                      SHARES TO BE OFFERED
                                             SHARES BENEFICIALLY        FOR THE SELLING      SHARES BENEFICIALLY
                                               OWNED PRIOR TO           SECURITYHOLDER'S       OWNED AFTER THE
          SELLING SECURITYHOLDER                THE OFFERING                ACCOUNT               OFFERING
-------------------------------------------  -------------------      --------------------   -------------------
SunAmerica Life Insurance Company..........         458,667(1)                337,644               121,023(1)
Account 3 Special Growth Account...........         335,000                   335,000                     0
Alan W. Steinberg L.P. ....................          20,000                    20,000                     0
Andron Capital Mgmt. ......................          10,000                    10,000                     0
Astrophel Ltd. ............................           5,000                     5,000                     0
Balestra Capital Omnibus...................          10,000                    10,000                     0
Bank Clariden Zurich.......................          40,000                    40,000                     0
Barlow Partners, Inc. .....................          44,300                    19,000                25,300
Bay Pond Investors (Bermuda), L.P. ........         372,100                    94,500               277,600
Bay Pond Partners, L.P. ...................         708,400                   210,500               497,900
Boston Provident Partners, L.P. ...........         546,700                   105,700               441,000
BP Institutional Partners, L.P. ...........          67,500                    12,000                55,500
BP Overseas Partners, Ltd. ................         103,600                    20,500                83,100
Brookside Corporation, Ltd. ...............           5,000                     5,000                     0
Charles Kleinow............................           1,000                     1,000                     0
Chelsey Capital............................          35,000                    35,000                     0
CI Global Financial Services...............          25,000                    25,000                     0
Closefire Ltd. ............................           1,500                     1,500                     0
Collins Non-Core Equity....................          21,700                    21,700                     0
Cornerstone Partners.......................          20,000                    20,000                     0
Credit Suisse Fides........................          20,000                    20,000                     0
David Hancock IRA..........................          20,000                    20,000                     0
Drakes Landing Associates, L.P. ...........          12,500                    12,500                     0
EAG Enterprises Ltd. ......................          12,000                    12,000                     0
E. Jane Rochester..........................          10,000                    10,000                     0
EOS Partners...............................          25,000                    25,000                     0
Ernest M. Rochester........................          10,000                    10,000                     0
FBR Ashton, L.P............................         350,000                   350,000                     0
Financial Services Hedge Fund, L.P. .......          54,700                    15,500                39,200
First Financial Fund, Inc. ................         755,800                   185,500               570,300
Friedman, Billings, Ramsey & Co.,
  Inc.(2)..................................         105,000                   105,000                     0
Fullcrum Associates, L.P. .................          75,000                    75,000                     0
Fullerton Capital Partners, L.P. ..........          20,000                    20,000                     0
Gerlach & Co. .............................           7,000                     7,000                     0
Glen T. Presley............................           3,000                     3,000                     0

---------------

(1) The total for SunAmerica includes 121,023 shares of Common Stock subject to 121,023 immediately exercisable warrants, which have an exercise price of $6.75 per share. Affiliates of SunAmerica provide financing to the
    Company. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operation -- Liquidity and Capital Resources."
(2) Friedman, Billings, Ramsey & Co., Inc. acted as placement agent for the Company in connection with the
    Private Placement.

                                                                      SHARES TO BE OFFERED
                                             SHARES BENEFICIALLY        FOR THE SELLING      SHARES BENEFICIALLY
                                               OWNED PRIOR TO           SECURITYHOLDER'S       OWNED AFTER THE
          SELLING SECURITYHOLDER                THE OFFERING                ACCOUNT               OFFERING
-------------------------------------------       ---------                ---------              ---------
Goldsher Investment Co. ...................           4,000                     4,000                     0
Gordon V. and Helen C. Smith Foundation....          40,000                    40,000                     0
Gorman & Co. ..............................          20,000                    20,000                     0
Hapna Foundation...........................           3,000                     3,000                     0
H.C. Lentz, Jr. ...........................           5,000                     5,000                     0
Hunter Lipton..............................           5,000                     5,000                     0
International Charitable Interests II
  Trust....................................          58,000                    13,000                45,000
Jack Barrish...............................           3,000                     3,000                     0
J.M. Hull Associates, L.P. ................          25,000                    25,000                     0
John Hancock Advisers......................       1,149,000                 1,149,000                     0
Jonathan G. Harrison and Karen M.
  Harrison.................................          18,000                    10,000                 8,000
Kane & Co. ................................          17,000                    17,000                     0
Kayne Anderson Offshore Ltd. ..............          10,000                    10,000                     0
Krakover Family Trust, Stewart M. Krakover
  and Grace W. Krakover, Trustees..........           3,000                     3,000                     0
Lancaster Investment Partners..............          25,000                    25,000                     0
Maritime Global Securities Sub IV .........          15,000                    15,000                     0
Maritime Global Subsidiary I...............          69,900                    12,500                57,400
Mark Rochester.............................          10,000                    10,000                     0
Marlin Capital Corp. ......................          15,000                    15,000                     0
Mary Knoll Capital.........................           5,000                     5,000                     0
McColl Partners, L.P. .....................          25,000                    25,000                     0
Mercury Bank...............................           5,000                     5,000                     0
Mesirow Equity Opportunity Fund, L.P. .....          41,800                     8,200                33,600
Moore Global Investments, Ltd. ............          95,450                    95,450                     0
Nilovar Pahlavi............................           1,500                     1,500                     0
Novante Communications.....................          15,000                    15,000                     0
Offense Group Associates, L.P. ............          70,000                    70,000                     0
Omega Capital Partners, L.P. ..............          42,700                    42,700                     0
Omega Institutional Partners, L.P. ........           3,800                     3,800                     0
Paces Partners.............................          10,000                    10,000                     0
PAM Investments Ltd. ......................           2,000                     2,000                     0
Paul Berger................................           1,000                     1,000                     0
Pine Boston Partners.......................          57,900                     8,100                49,800
Pogue Capital International Ltd. ..........          24,000                    24,000                     0
Portland General...........................          10,700                    10,700                     0
Priority Investments, Inc. ................           2,200                     2,200                     0
Prospect Street High Income Portfolio,
  Inc. ....................................          25,000                    25,000                     0
Quota Fund/Cold Springs Partners...........          15,000                    15,000                     0
Rajnikant Kothari..........................          15,000                     5,000                10,000
Rajnikant Kothari and Saroj Kothari........          10,000                    10,000                     0
Rath Foundation............................          30,000                    30,000                     0
Redwood Asset Management, L.P. ............          37,500                    37,500                     0
Redwood Fund Ltd. .........................           7,800                     7,800                     0
Richard A. Horstmann.......................          40,000                    40,000                     0
Richcourt Strategies, Inc. ................           9,000                     9,000                     0

                                                                      SHARES TO BE OFFERED
                                             SHARES BENEFICIALLY        FOR THE SELLING      SHARES BENEFICIALLY
                                               OWNED PRIOR TO           SECURITYHOLDER'S       OWNED AFTER THE
          SELLING SECURITYHOLDER                THE OFFERING                ACCOUNT               OFFERING
-------------------------------------------  -------------------      --------------------   -------------------
Roma & Co. ................................          36,000                    36,000                     0
Stilwell Associates, L.P. .................          20,000                    20,000                     0
Storie Partners, L.P. .....................         265,000                    60,000               205,000
Strategic Restructuring Partnership........          15,000                    15,000                     0
Phillip Timyan & Nancy Timyan..............          10,000                    10,000                     0
Third Point Offshore Fund Ltd. ............           5,250                     5,250                     0
Third Point Partners, L.P. ................          29,750                    29,750                     0
Total Return Portfolio.....................         450,000                   450,000                     0
Veritas SG.................................          40,000                    40,000                     0
Warakirri Ltd. ............................          12,300                    12,300                     0
Westpointe Partners, L.P. .................           5,000                     5,000                     0
York Investment Ltd. ......................          27,500                    27,500                     0
                                             -------------------      --------------------   -------------------
                                                  7,323,517                 4,803,794             2,519,723

                          DESCRIPTION OF CAPITAL STOCK

     The second paragraph under the caption "Description of Capital Stock" on page 54 of the Prospectus is replaced by the following:

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock par value $.001 per share. At the date hereof, 18,440,404 shares of Common Stock were issued and outstanding.

======================================================

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            -----
PROSPECTUS SUPPLEMENT
Financial Information.....................    S-2
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    S-6
Selling Securityholders...................   S-19
Description of Capital Stock..............   S-22

PROSPECTUS
Prospectus Summary........................      3
Risk Factors..............................      8
The Company...............................     14
Use of Proceeds...........................     14
Price Range of Common Stock...............     14
Dividend Policy...........................     15
Capitalization............................     15
Selected Consolidated Financial Data......     16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     18
Business..................................     31
Management................................     42
Principal Stockholders....................     49
Selling Securityholders...................     50
Certain Relationships and Related
  Transactions............................     53
Description of Capital Stock..............     54
Plan of Distribution......................     57
Legal Matters.............................     58
Experts...................................     58
Available Information.....................     59
Index to Financial Statements.............    F-1

======================================================
======================================================
                                5,413,144 Shares

                                      LOGO

                                  Common Stock
                            -----------------------

                                   PROSPECTUS
                            -----------------------

                                  May 27, 1997

======================================================